UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: January 2, 2026

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A

Publicly-held company

CNPJ/ME 02.421.421/0001-11

NIRE 33.300.324.631

NOTICE TO SHAREHOLDERS

RECTIFICATION OF THE AMOUNT PER SHARE OF INETEREST ON EQUITY (“IOE”)

TIM S.A. ("TIM" or "Company") (B3: TIMS3; NYSE: TIMB) informs its shareholders and the market in general that due to the change in the number of treasury shares in the period prior to December 22, 2025, there was a change in the gross amount per share announced in the Material Fact of December 16, 2025, as shown in the table below:

From:

Gross value per share	Total Amount
0.1755760439	420,000,000.00

To:

Gross value per share	Total Amount
0.1757968072	420,000,000.00

The gross amount per total share was increased by R$0.000220763 in view of the increase in the number of treasury shares and, consequently, the decrease in the number of shares entitled to receive IOE.

The payment will take place until June 30, 2026 in the amount of R$420,000,000.00 (four hundred twenty million reais), without the application of any monetary adjustment index, with the date of December 22, 2025 being the date that will serve to identify the shareholders entitled to receive such amounts. Thus, the shares acquired after that date will be ex-right to distribute IOE.

Rio de Janeiro, January 2, 2026.

TIM S.A.

Vicente de Moraes Ferreira

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: January 2, 2026	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer